UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2009
OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission File Number 33-22846
A.	Full title of plan and the address of the plan, if different from that of the issuer named below:
RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SEACOAST BANKING CORPORATION OF FLORIDA
815 COLORADO AVENUE
STUART, FL 34994

RETIREMENT SAVINGS PLAN FOR
EMPLOYEES OF SEACOAST NATIONAL BANK
FINANCIAL STATEMENTS
December 31, 2009 and 2008

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
Stuart, Florida
FINANCIAL STATEMENTS
December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Retirement Savings Plan for Employees of
Seacoast National Bank
Stuart, Florida
We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP
Fort Lauderdale, Florida
June 21, 2010

1.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS
Investments, at fair value (Note 4)
Mutual funds	$11,624,544	$9,574,775
Collective trusts	10,357,852	8,714,328
Company common stock	665,051	1,853,617

	22,647,447	20,142,720

Receivables
Employer contributions	230,041	515,419
Participant contributions	44,021	—
Accrued dividends and interest	14,291	21,039

	288,353	536,458

Cash	—	595

Total assets	22,935,800	20,679,773

LIABILITIES
Due to broker	46,392	12,858

Total liabilities	46,392	12,858

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	22,889,408	20,666,915

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive contracts	43,336	274,426

NET ASSETS AVAILABLE FOR BENEFITS	$22,932,744	$20,941,341

See accompanying notes to financial statements.

2.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009

Additions to net assets attributed to:
Investment income
Dividends and interest	$329,802
Net appreciation in fair value of investments (Note 4)	1,792,591

2,122,393

Contributions
Employer’s	383,597
Participants’	1,245,711
Rollover	117,682

1,746,990

Total additions	3,869,383

Deductions from net assets attributed to:
Benefits paid to participants	1,866,322
Administrative fees	11,658

Total deductions	1,877,980

Net increase	1,991,403

Net assets available for benefits
Beginning of year	20,941,341

End of year	$22,932,744

See accompanying notes to financial statements.

3.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) provides only general information. Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act (ERISA) and was formed effective January 1, 1983. The Plan has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service Regulations, permits employees to make salary deferrals, provide employer matching contributions and eliminate the loan provisions under the Plan. The Plan is made available to all eligible employees of Seacoast National Bank, its subsidiaries and affiliates (the Bank) who have at least 90 days of service.
The Plan has contracted with Marshall & Ilsley Trust Company (M&I) to act as trustee and recordkeeper under the Plan and therefore M&I is a party in interest to the Plan. Under the contract with M&I, Plan participants are offered a choice of various investment options and allowed to change their investment options daily.
The Plan offers 20 investment alternatives as follows:
M&I Employee Benefit Stable Principal Fund
Marshall Short Intermediate Bond Fund
M&I Diversified Income Fund
M&I Target Retirement 2020 Portfolio
M&I Target Retirement 2040 Portfolio
Fidelity Advisors Equity Income Fund
Allianz NFJ Small Cap Value
Allianz OCC Opportunity Fund
TIAA-Cref Institutional Mid Cap Value Fund
Vanguard Total International Stock Index Fund
M&I Diversified Stock Fund
M&I Growth Balanced Fund
M&I Target Retirement 2010 Portfolio
M&I Target Retirement 2030 Portfolio
M&I Target Retirement 2050 Portfolio
Vanguard Institutional Index Fund
T Rowe Price Growth Stock Fund
Westport Select Cap Fund
Janus Enterprise Fund
Marshall Prime Money Market Fund
The Plan also allows individual participants to invest in common stock of Seacoast Banking Corporation of Florida (the Company), the parent company of the Bank.
Participant Accounts: Each participant’s account is credited with participant salary deferrals and an allocation of matching contributions, profit-sharing contributions and retirement contributions by the employer, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan.
(Continued)

4.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Participant Contributions: Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual compensation. Effective for pay periods beginning on and after September 1, 2009, participants can also elect to make Roth 401(k) Contributions to the Plan by means of payroll deduction. Participant contributions were subject to an overall annual limitation of $16,500 for 2009. If a participant is eligible for the Plan and is age 50 or over, the participant is eligible to make an additional catch up contribution up to maximum IRS limits ($5,500 in 2009).
Employer Contributions: The Bank contributes 25% of the first 4% of base compensation that a participant contributes to the Plan.
Additional profit sharing amounts may be contributed at the option of the Company’s board of directors. Fifty percent (50%) of the profit sharing contribution is allocated to each eligible participant’s profit-sharing account in the same proportion that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year. The remaining 50% may, at the election of the participant, be distributed immediately to the participant in cash or be contributed to the Plan. No profit sharing contribution was authorized for the current Plan year.
The Plan provides for a discretionary retirement contribution by the Bank on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement. For the year ended December 31, 2009, the Bank’s discretionary retirement contribution was 1% of eligible participant compensation.
Vesting: Participants are immediately vested in their voluntary contributions and the employer matching. Discretionary retirement and non-elective profit sharing contributions vest at a rate of 25% per year of service. However, if a participant retires, dies or becomes disabled the participant’s account becomes 100% vested.
Withdrawals: Withdrawals from the Plan may be made when the participant reaches age 59 1/2, terminates employment, dies, becomes disabled or experiences financial hardship. Generally, vested Plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum payment after employment with the Bank is terminated. If a terminated participant’s benefits exceed $1,000, the individual may elect to receive a rollover, lump sum payment or installments. If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.
Forfeitures: Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan. Forfeited amounts are used to reduce future employer contributions or administration expenses. The remaining balances of forfeitures available to offset future matching contributions and administrative expenses as of December 31, 2009 and 2008 were $11,218 and $712, respectively.
(Continued)

5.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Plan in preparation of the financial statements.
Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis in accordance with U. S. generally accepted accounting principles, and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.
Adoption of New Accounting Standards: In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards CodificationTM (“The Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for Securities Exchange Commission registrants. The Codification is effective for financial statements issued for periods ending after September 15, 2009.
In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The standard also requires increased disclosures. The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.
In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. Early application is permitted in financial statements that have not yet been issued. The Plan’s adoption of this standard in 2009 had no material effect upon the Plan’s net assets available for benefits.
Contributions: Participant contributions and employer matching contributions are recorded in the period during which the Bank makes payroll deductions from the participant’s earnings.
(Continued)

6.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Investment Valuation and Income Recognition: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of its investments.
Mutual funds and Company common stock: The fair values of mutual fund investments and Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).
(Continued)

7.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Collective trusts: The fair values of participation units held in collective trusts, other than stable value funds, are based on their net asset values, as reported by the fund managers as of the financial statement date and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts, other than stable value funds, vary. The investment assets of the diversified income, growth balanced, and diversified stock funds consist of money market, stable principal, domestic and international bond, small, mid and large-capitalization domestic stock and international stock funds. The diversified fund will allocate a maximum of 30% and the growth balance fund will allocate between 50% and 70% of its assets to equity securities. The target retirement funds 2010, 2020, 2030, 2040 and 2050 portfolio may invest no more than 60%, 80%, 90%, 100% and 100%, respectively, of its portfolio in equity securities and will gradually reduce the equity exposure in the fund as participants reach the retirement date. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.
Stable value fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no notification requirements
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(Continued)

8.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Investments are measured at fair value on a recurring basis, as summarized below:

	Fair Value Measurements
	at December 31, 2009
	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable
	Assets	Inputs
	(Level 1)	(Level 2)

Investments:
Seacoast Banking Corporation common stock	$665,051	$—
Mutual funds, categorized by nature of underlying investments:
Small, mid and large-cap growth funds	2,156,154	—
Mid and international multi-cap core funds	1,418,498	—
Mid-cap value funds	721,050	—
Equity income funds	700,216	—
S&P 500 index objective funds	5,670,692	—
Bond funds	927,166	—
Money market funds	30,768	—
Collective trusts, categorized by nature of underlying investments:
Stable value funds	—	5,642,253
Diversified income funds	—	252,432
Growth balanced funds	—	3,531,014
Diversified stock funds	—	639,759
Target date funds, 2010 to 2050	—	335,730

	Fair Value Measurements
	at December 31, 2008
	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable
	Assets	Inputs
	(Level 1)	(Level 2)

Seacoast Banking Corporation common stock	$1,853,617	$—
Mutual funds	9,574,775	—
Collective trusts	—	8,714,328
(Continued)

9.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Payment of Benefits: Benefits are recorded when paid.
Use of Estimates: The preparation of financial statements in conformity with United States (U.S.) generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Significant estimates are the valuation of investments held by the Plan. Actual results could differ from those estimates.
Risks and Uncertainties: The Plan invests in various investment securities including Company common stock. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Administrative Expenses: In addition to administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Bank.
NOTE — 3 RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.
(Continued)

10.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 4 — INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009		2008

* Company common stock, 408,007 and 280,851 shares	$665,051	[1]	$1,853,617
* M&I Growth Balanced Fund, 126,664 and 139,609 shares	3,531,014		3,078,028
* M&I Employee Benefit Stable Principal Fund, 5,642,253 and 5,146,318 shares, at contract value	5,642,253		5,146,318
Vanguard Institutional Index Fund, 55,606 and 56,124 shares	5,670,692		4,632,507

*	Represents a party in interest to the Plan

[1]	Does not represent 5%, shown for comparative purposes only
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,792,591 as follows:

Company common stock	$(1,555,848)
Collective trusts	933,326
Mutual funds	2,415,113

$1,792,591

NOTE 5 — INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Bank by letter dated March 26, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
(Continued)

11.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS
Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of collective trust accounts managed by Marshall & Ilsley Trust Company, N.A., the Plan trustee, and mutual funds managed by Marshall & Ilsely Corporation, which qualify as party-in-interest investments. The Plan’s payments of trustee fees to Marshall & Ilsley Trust Company qualify as party-in-interest transactions. The Plan also holds shares of Seacoast Banking Corporation of Florida (Company), the parent company of the Bank, common stock. At December 31, 2009 and 2008, the plan held 408,007 and 280,851 shares, respectively, of the Company’s common stock with a market value of $665,051 and $1,853,617, respectively. The Plan received $5,591 and $128,976 in dividends from the Company during 2009 and 2008, respectively. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses of the Plan are paid directly by the Bank.

12.

SUPPLEMENTAL SCHEDULE

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	**Cost	Value

		Mutual funds
	Allianz	Allianz OCC Opportunity Fund, 14,892 shares		$287,867

	Allianz	Allianz NFJ Small Cap Value, 8,092 shares		196,154

	Westport	Westport Select Cap Fund, 18,471 shares		368,858

	Janus	Janus Enterprise Fund, 12,672 shares		594,686

	TIAA-Cref.	TIAA-Cref Institutional Mid Cap Value Fund, 50,707 shares
				721,050

	Fidelity	Fidelity Advisors Equity Income Fund, 33,745 shares
				700,216

	T Rowe Price	T Rowe Price Growth Stock Fund, 39,424 shares
				1,077,447

	Vanguard Funds	Vanguard Total Intl. Stk. Index Fund, 72,841 shares
				1,049,640

	Vanguard Funds	Vanguard Institutional Index Fund, 55,606 shares
				5,670,692

*	Marshall & Ilsley	Marshall Short Intermediate Bond Fund, 100,126 shares
				927,166

*	Marshall & Ilsley	Marshall Prime Money Market, 30,768 shares		30,768
(Continued)

14.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	**Cost	Value

		Collective trust
*	Marshall & Ilsley	M&I Employee Benefit Stable Principal Fund, 5,642,253 shares
	Trust Company, N.A.			$5,642,253

*	Marshall & Ilsley	M&I Diversified Income Fund, 10,359 shares
	Trust Company, N.A.			252,432

*	Marshall & Ilsley	M&I Growth Balanced Fund, 126,664 shares
	Trust Company, N.A.			3,531,014

*	Marshall & Ilsley	M&I Diversified Stock Fund, 21,620 shares
	Trust Company, N.A.			639,759

*	Marshall & Ilsley	M&I Target Retirement 2010 Portfolio, 2,724 shares
	Trust Company, N.A.			30,444

*	Marshall & Ilsley	M&I Target Retirement 2020 Portfolio, 2,055 shares
	Trust Company, N.A.			21,491

*	Marshall & Ilsley	M&I Target Retirement 2030 Portfolio, 25,052 shares
	Trust Company, N.A.			252,920

*	Marshall & Ilsley	M&I Target Retirement 2040 Portfolio, 2,837 shares
	Trust Company, N.A.			27,020

*	Marshall & Ilsley	M&I Target Retirement 2050 Portfolio, 387 shares
	Trust Company, N.A.			3,855

		Company common stock
*	Seacoast Banking	Company common stock, 408,007 shares
	Corporation of Florida			665,051

				$22,690,783

*	Represents a party in interest to the Plan

**	Cost information is not required for participant-directed investments

15.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of Seacoast National Bank has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of Seacoast National Bank
Date: June 24, 2010	By:	/s/ William R. Hahl
William R. Hahl
Retirement Savings Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm